ProAssurance Corporation

A Delaware Holding Corporation / FEIN: 63-1261433

- **Medical Assurance, Inc.** — A Delaware Holding Corporation (100%), FEIN: 63-1137505
  - **The Medical Assurance Company, Inc.** — An Alabama Stock Insurance Corporation (100%), FEIN: 63-0720042 / NAIC: 33391
  - **Woodbrook Casualty Insurance, Inc.** — An Alabama Stock Insurance Corporation (100%), FEIN: 55-0666866 / NAIC: 23272
  - **IAO, Inc. d/b/a Mutual Assurance Agency** — An Alabama Insurance Agency (100%), FEIN: 63-0725911
  - **Medical Assurance of Indiana Agency, Inc.** — An Indiana Insurance Agency (100%), FEIN: 35-1778844
  - **Mutual Assurance Agency of Ohio, Inc.** — An Ohio Insurance Agency (100%), FEIN: 31-0937356
- **ProAssurance Group Services Corporation** — An Alabama Corporation (100%), FEIN: 63-1285505
- **NCRIC Corporation** — A Delaware Holding Corporation (100%), FEIN: 52-2134774
  - **NCRIC, Inc.** — A District of Columbia Insurance Company (100%), FEIN: 52-1194407 / NAIC: 41149
    - American Captive Corporation — A District of Columbia Captive (100%), FEIN: 52-2300301
    - National Capital Insurance Brokerage, Ltd. — A District of Columbia Corporation (100%), FEIN: 52-1385315
      - National Capital Risk Services, LLC — A Nevada Corporation (50%), FEIN: 74-3059924
    - NCRIC Insurance Agency, Inc. — A District of Columbia Corporation (100%), FEIN: 52-1634741
      - Healthcare Compliance Purchasing Group, LLC — A District of Columbia Corporation (100%), FEIN: 52-2331871
    - E-Health Solutions Group, Inc. — A Delaware Corporation (18.75%), FEIN: 54-1972874
  - NCRIC Physicians Organization, Inc. — A District of Columbia Corporation (100%), FEIN: 52-1867763
- **Professionals Group, Inc.** — A Michigan Holding Corporation (100%), FEIN: 38-3273911
  - **ProNational Insurance Company** — A Michigan Stock Insurance Corporation (100%), FEIN: 38-2317569 / NAIC: 38954
    - **Red Mountain Casualty Insurance Company, Inc.** — An Alabama Stock Insurance Corporation (100%), FEIN: 36-3990058 / NAIC: 10179
    - **MEMH Holdings, Inc.** — A Michigan Corporation (100%), FEIN: 38-3436541
  - **American Insurance Management Corp.** — An Indiana Corporation and Attorney in Fact for American Medical Insurance Exchange (100%), FEIN: 35-1749301
    - American Medical Insurance Exchange — Domiciled in Indiana, FEIN: 35-1756545 / NAIC: 31402
  - **Professionals National Insurance Co., Ltd.** — Domiciled in Bermuda (100%), Company Registration No: EC-27597
  - **ProNational Insurance Agency, Inc.** — A Michigan Corporation (100%), FEIN: 38-2359306
  - **Physicians Protective Plan, Inc.** d/b/a/ ProNational Solutions — A Florida Corporation (100%), FEIN: 59-1603368
  - **Professionals Group Services Corp.** — A Michigan Corporation (100%), FEIN: 38-2960819
  - **PRA Services Corporation** — A Michigan Corporation (100%), FEIN: 38-2684456

At 1/5/06